UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-21913
CUSIP NUMBER

(Check One):  /X/ Form 10-KSB  / / Form 20-F  / / Form 11-K
              / / Form 10-Q    / / Form N-SAR
              For Period Ended:  April 30, 1997

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Group Long Distance, Inc.
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Full Name of Registrant


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Former Name if Applicable


1451 West Cypress Creek Road, Suite 200
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Address of Principal Executive Office (Street and Number)


Fort Lauderdale, FL 33309
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ /   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /   (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unforeseen circumstances, the Registrant was unable to finalize its financial statements in time for a timely review of such financial statements by its independent public accountants.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Donna Somma, Esq.                          (212)          506-5011
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It is anticipated that a significant change in results of operations from the last fiscal year will be reflected by the Registrant's financial statements. The reported loss is primarily the result of the acceleration of certain expenses associated with the June 1996 acquisition of Adventures-in-Telcom, Inc. ("AIT"). Such expenses include the acceleration of amortization expense in connection with the significant attrition of the AIT customer base, as well as expenses associated with advances made for telemarketing services in connection with the AIT customer base. In view of the additional time required by the Registrant to provide certain information required in such subject report, a reasonable quantitative estimate of fiscal year results cannot be made at this time.


                            Group Long Distance, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 1997                      By /s/ Peter J. Russo
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